Exhibit 23.1

Consent of Independent Auditor

We consent to the incorporation by reference in Independence Realty Trust, Inc.’s (a) Registration Statement on Form S-3 (Registration No. 333-196033) and (b) Registration Statement on Form S-8 (Registration No. 333-191612, effective October 7, 2013) pertaining to the Independence Realty Trust, Inc. Long Term Incentive Plan and the Independence Realty Trust, Inc. Independent Directors Compensation Plan of (i) our report dated June 11, 2014 relating to our audit of the Carrington Park Apartments Statement of Revenue and Certain Expenses for the year ended December 31, 2013 and (ii) our report dated June 11, 2014 relating to our audit of the Arbors at the Reservoir Statement of Revenue and Certain Expenses for the year ended December 31, 2013.

/s/ McGladrey LLP

Philadelphia, PA
June 11, 2014